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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                          of the Securities Act of 1934

                            VIANET TECHNOLOGIES INC.
                                (Name of Issuer)

                            VIANET TECHNOLOGIES INC.
                      (Name of Person(s) Filing Statement)

                     Class A Common Stock Purchase Warrants
                     Class B Common Stock Purchase Warrants
                     Class C Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           Peter Leighton, President,
                            Vianet Technologies Inc.
                         6509 Windcrest Drive, Suite 160
                               Plano, Texas 75024
                                 (972) 543-2700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s)) Filing Statement

                                 With copies to:
                               Richard A. Friedman
                         Sichenzia, Ross & Friedman LLP
                              135 West 50th Street
                               New York, NY 10020

                                October 20, 2000

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee
               --------------------------------------------------
Transaction Valuation                                    Amount of Filing Fee
      $8,426,872.80 based upon price                         $1,653
      of Common Stock on October 13, 2000

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____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

Amount previously paid:

Filing Party:

Form or Registration No.:

Date Filed:

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ITEM 1.  Summary Term Sheet.

         This statement relates to an offer by Vianet Technologies, Inc., a Delaware corporation (the "Issuer" or the "Company") to the holders of the class A, B, and C common stock purchase warrants of the Company, either currently outstanding or issuable upon exercise of outstanding warrants, to (a) reduce the exercise price of 100% of the class A common stock purchase warrants from $1.53 to $0.01, and to reduce the exercise price of 50% of the class B common stock purchase warrants from $1.91 to $0.01; in consideration of (b) the holders of such securities agreeing to (i) exercise 100% of the reduced price class A and B common stock purchase warrants, and (ii) cancel the remaining class B and C common stock purchase warrants which they currently hold or one entitled to receive. In addition, 50% of the shares of common stock to be issued upon the exercise of the reduced price class A and B common stock purchase warrants shall be freely tradeable at such time as a registration covering the sale of the common stock underlying the class A and B warrants is declared effective by the Securities and Exchange Commission and the 50% balance of such shares of common stock shall be subject to a lock-up expiring on the earlier of (i) one hundred twenty (120) days after the date of issuance of such shares, or (ii) sixty (60) days after the effectiveness of any registration statement covering the resale of any shares sold in a private placement offering conducted by the Company after the date hereof.

ITEM 2.  Subject Company Information

(a) The name of the issuer is Vianet Technologies Inc. The address of its principal executive offices is 6509 Windcrest Drive, Suite 160, Plano, Texas 75024.

(b) There are currently 5,178,216 class A, B and C common stock purchase warrants outstanding. In addition, there are currently warrants outstanding to purchase an additional 329,544 class A, B and C common stock purchase warrants. Accordingly, if all of the holders of the outstanding 5,178,216 class A, B and C common stock purchase warrants elect to participate in this offering, the Company will issue an aggregate of


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7,767,324 shares of common stock. In addition, if all of the holders of the outstanding warrants to purchase an additional 329,544 class A, B and C common stock purchase warrants participate in this offering, the Company will issue an additional 494,316 shares of common stock upon exercise of such warrants.

(c) There is no market on which the class A, B, and C common stock purchase warrants are traded.

(d) Not applicable.

(e) Not applicable

(f) Not applicable

ITEM 3.  Identity and Background of Filing Person

         Vianet Technologies, Inc., 6509 Windcrest Drive, Suite 160, Plano, Texas 75024. Business number is (972) 543-2700.

ITEM 4.  Terms of the Transaction

         The purpose of this tender offer is to retire 100% of the class A, B, and C common stock purchase warrants currently outstanding or issuable upon exercise of outstanding warrants. The Company is offering to the holders of the class A, B, and C common stock purchase warrants of the Company, either currently outstanding or issuable upon exercise of outstanding warrants, to (a) reduce the exercise price of 100% of the class A common stock purchase warrants from $1.53 to $0.01, and to reduce the exercise price of 50% of the class B common stock purchase warrants from $1.91 to $0.01; in consideration of (b) the holders of the class A, B, and C common stock purchase warrants agreeing to (i) exercise 100% of the reduced price class A and B common stock purchase warrants, and (ii) cancel the remaining class B and C common stock purchase warrants which they currently hold or may acquire. In addition, 50% of the shares of common stock to be issued upon the exercise of the reduced price class A and B common stock purchase warrants shall be freely tradeable at such time as a registration covering the sale of the common stock underlying the class A and B warrants is declared effective by the Securities and Exchange Commission and the 50% balance of such shares of common stock shall be subject to a lock-up expiring on the earlier of (i) one hundred twenty (120) days after the date of issuance of such shares, or (ii) sixty (60) days after the effectiveness of any registration statement covering the resale of any shares sold in a private placement offering conducted by the Company after the date hereof.

         The election period for this offering expires on November 12, 2000 (the "Expiration date"), which date may be extended up to an additional 30 days by the Company at its sole discretion and in compliance with applicable securities laws. The class A, B and C stock purchase warrants that are the subject of this tender offer constitutes all of class A, B and C stock purchase warrants that are issued and outstanding or issuable upon exercise of outstanding warrants.

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ITEM 5.  Contracts, Arrangements, Understandings or Relationships With Respect
to the Issuer's Securities.

         Not applicable.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

         The purpose of this tender offer is to retire 100% of the class A, B, and C common stock purchase warrants currently outstanding or issuable upon exercise of outstanding warrants. Except as described herein, there are no present plans or proposals that relate to or would result in:

(a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of such securities by any such person;

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) Any sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company;

(e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(f) Any material change in the Company's corporate structure or business;

(g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) The delisting of any class of security of the Company from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system.

(i) Any class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) The suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

ITEM 7.  Sources and Amount of Funds or Other Considerations

         Not applicable

ITEM 8.  Interests in Securities of the Subject Company

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         Neither the Company nor, to the best knowledge of the Company, any of the executive officers or directors of the Company or any associate of any of the foregoing, has engaged in any transactions involving the class A, B and C common stock purchase warrants.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

         The Company has agreed to engage the services of Aegis Capital Corp. for the purpose of making solicitations or recommendations in connection with this offer to the holders of class A, B and C common stock purchase warrants that were introduced to the Company by Aegis Capital Corp. (the "Aegis Investors") in the private placement offering conducted by the Company through Aegis Capital Corp. For such service, the Company has agreed to pay Aegis Capital Corp. a fee, in the form of shares of restricted common stock of the Company, equal to 5% of the number of shares of common stock to be issued to Aegis Investors who elect to participate in this offer and exercise of their Class A and B common stock purchase warrants. Specifically, the Aegis Investors collectively purchased an aggregate of 2,417,266 class A, B and C common stock purchase warrants. Accordingly, in the event that all of the Aegis Investors elect to participate in this offering, a maximum of 120,863 shares of common stock may be issued to Aegis as compensation. With the exception of Aegis Capital Corp., no other person or classes of persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with this offer.

ITEM 10. Financial Statements

Incorporated by reference are the financial statements that are included in the Company's Annual Report on form 10-KSB for the fiscal year ended December 31, 1999, and the Quarterly Reports on Form 10-QSB for the periods ending March 31, 2000 and June 30, 2000.

ITEM 11. Additional Information

(a) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to this tender offer.

(b) There are no applicable regulatory requirements or approvals needed for this offer.

(c) The margin requirements of Section 7 are inapplicable.

(d) None.

(e) None.

ITEM 12. Exhibits.

(a) Form of transmittal letter, dated October 20, 2000 is attached hereto as an exhibit.

(b) None.

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(c) None.

(d) None.

(e) None.

(f) None.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2000
                                VIANET TECHNOLOGIES INC.

                                By: /s/Peter Leighton
                                   -----------------------
                                   Peter Leighton
                                   President